                                                                    Exhibit 99.2

                                 (COMPANY LOGO)
 (a joint stock limited company incorporated in the People's Republic of China)
                               (STOCK CODE: 525)

                    NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting (the "Extraordinary General Meeting") of Guangshen Railway Company Limited (the "Company") will be held at 9:30 a.m. on 27 December 2007 in the meeting room of the Company at 3/F, No.1052 Heping Road, Shenzhen, Guangdong Province, The People's Republic of China (the "PRC") to consider and, if thought fit, approve the following ordinary resolutions of the Company:

                              ORDINARY RESOLUTIONS

1. "THAT the proposed revision of the annual cap for the financial year ending 31 December 2007 in relation to the continuing connected transactions under the comprehensive services agreement dated 15 November 2004 entered into between the Company and Guangzhou Railway Group Yang Cheng Railway Industrial Company (CHINESE CHARACTERS) from RMB260 million to RMB389 million, be and is hereby approved and that any one director of the Company be and is hereby authorised to do all such further acts and things and execute all such further documents and take all such steps as he or she may consider necessary, desirable or expedient to implement and/or give effect to such revision."

2. "THAT the comprehensive services agreement dated 5 November 2007 entered into between the Company and Guangzhou Railway (Group) Company (CHINESE CHARACTERS) (the "New GR Comprehensive Services Agreement", a copy of which has been produced to the meeting and marked "A1" for identification purpose), the continuing connected transactions referred to therein, together with the proposed annual caps in relation to the continuing connected transactions for each of the three financial years ending 31 December 2010, be and are hereby approved, confirmed and ratified and that any one director of the Company be and is hereby authorised to do all such further acts and things and execute all such further documents and take all such steps as he or she may consider necessary, desirable or expedient to implement and/or give effect to the terms of the New GR Comprehensive Services Agreement, the related continuing connected transactions and/or the annual caps."

3. "THAT the conditional comprehensive services agreement dated 5 November 2007 entered into between the Company and Guangzhou Railway Group Yang Cheng Railway Industrial Company (CHINESE CHARACTERS) (the "New YC Comprehensive Services Agreement", a copy of which has been produced to the meeting and marked "A2" for identification purpose), the continuing connected transactions referred to therein, together with the proposed annual caps in relation to the continuing connected transactions for each of the three financial years ending 31 December 2010, be and are hereby approved, confirmed and ratified and that any one director of the Company be and is hereby authorised to do all such further acts and things and execute all such further documents and take all such steps as he or she may consider necessary, desirable or expedient to implement and/or give effect to the terms of the New YC Comprehensive Services Agreement, the related continuing connected transactions and/or the annual caps."


4. "THAT the conditional comprehensive services agreement dated 5 November 2007 entered into between the Company and Guangshen Railway Enterprise Development Company (CHINESE CHARACTERS) (the "New GS Comprehensive Services Agreement", a copy of which has been produced to the meeting and marked "A3" for identification purpose), the continuing connected transactions referred to therein, together with the proposed annual caps in relation to the continuing connected transactions for each of the three financial years ending 31 December 2010, be and are hereby approved, confirmed and ratified and that any one director of the Company be and is hereby authorised to do all such further acts and things and execute all such further documents and take all such steps as he or she may consider necessary, desirable or expedient to implement and/or give effect to the terms of the New GS Comprehensive Services Agreement, the related continuing connected transactions and/or the annual caps."

Notes:

(1) Holders of the H shares of the Company are advised that the register of members of the Company's H shares will be closed from 27 November 2007 to 27 December 2007 (both days inclusive), during which no transfer of H shares will be registered. Shareholders of the Company whose names appear on the registers of members of the Company at 4:00 p.m. on 26 November 2007, or their proxies, are entitled to attend the Extraordinary General Meeting by presenting their identity cards or passports. Holders of the A shares of the Company will be notified separately regarding the Extraordinary General Meeting.

(2) Each shareholder entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf.

(3) Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

(4) The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or other authority, must be delivered to the registered address of the Company not less than 24 hours before the commencement of the Extraordinary General Meeting or any adjournment thereof (as the case may be).

(5) Shareholders who intend to attend the Extraordinary General Meeting are requested to deliver the attendance confirmation reply form to the registered office of the Company in person, by post or by facsimile on or before 7 December 2007.

(6) The Extraordinary General Meeting is expected to last for half a day. Shareholders and proxies attending the Extraordinary General Meeting shall be responsible for their own traveling, accommodation and other related expenses.

Registered Office of the Company:
No. 1052 Heping Road
Shenzhen, Guangdong Province
The People's Republic of China
Telephone: 86-755-25587920 or 25588146
Facsimile: 86-755-25591480

                                                           By Order of the Board
                                                               GUO XIANGDONG
                                                             Company Secretary

Shenzhen, the PRC

10 November 2007

As at the date of this notice, the executive Directors are Mr. He Yuhua, Mr. Yang Yiping and Mr. Yang Jinzhong; the non-executive Directors are Mr. Cao Jianguo, Mr. Wu Houhui and Mr. Wen Weiming; and the independent non-executive directors of the Company are Mr. Chang Loong Cheong, Ms. Deborah Kong and Dr. Wilton Chau Chi Wai.

                                 (COMPANY LOGO)
 (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)

    ATTENDANCE CONFIRMATION REPLY FORM FOR THE EXTRAORDINARY GENERAL MEETING

Pursuant to the Articles of Association of Guangshen Railway Company Limited (the "Company") and the Company Law of the People's Republic of China and relevant regulations, all shareholders of the Company who intend to attend the Extraordinary General Meeting of the Company to be held at the Meeting Room of the Company at 3rd Floor, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China, on 27 December 2007 at 9:30 a.m. shall complete this attendance confirmation reply form.

----------------------------------------------------------------------------
NAME                                                   NUMBER OF SHARES HELD
----------------------------------------------------------------------------
Number of identity                                     Telephone number
card/passport
----------------------------------------------------------------------------
Address                                                Telephone number
----------------------------------------------------------------------------


Date:                    2007  Signature of the shareholder:
     -------------------                                    --------------------

Notes:

(1) Holders of the Company's shares whose names appear on the register of members of the Company at 4:00 p.m. on 26 November 2007 are entitled to complete this attendance confirmation reply form and attend the Extraordinary General Meeting.

(2) This attendance confirmation reply form shall be completed in BLOCK LETTERS. Copies of this attendance confirmation reply form are also valid.

(3)  Please provide a copy of your identity card (or passport).

(4)  Please provide a copy of the Company's share certificate(s).

(5) This attendance confirmation reply form, together with the documents mentioned in items (3) and (4) above shall be delivered to the Company in person, by post (based on the local postal stamp) or by facsimile on or before 7 December 2007.

(6) (i)  If in person or by post,       (ii) If by facsimile, please deliver to:
         please deliver to:                  Secretariat of the Board of
         Secretariat of the Board            Directors of Guangshen Railway
         of Directors of Guangshen           Company Limited
         Railway Company Limited             Facsimile number: (86-755)-25591480
         No. 1052 Heping Road
         Shenzhen, Guangdong Province
         The People's Republic of China
         Postal Code: 518010

                                 (COMPANY LOGO)
 (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)

                                               ---------------------------------
       PROXY FORM FOR USE BY SHAREHOLDERS      Number of shares to which
      AT THE EXTRAORDINARY GENERAL MEETING     this proxy form relates: (Note 1)
                                               ---------------------------------

I/We (Note 2)___________________________________________________________________
of______________________________________________________________________________
being the registered shareholder of Guangshen Railway Company Limited (the "Company") hereby appoint THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING/ _______________(note 3) of _____________________________________________________
as my/our proxy to attend and vote on my/our behalf at the Extraordinary General Meeting ("EGM") of the Company (or any adjournment thereof) to be held at the Meeting Room of the Company at 3rd Floor, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China, at 9:30a.m. on 27 December 2007 in respect of the resolution listed in the notice of the EGM as indicated hereunder. Failure to complete the boxes will entitle my/our proxy to vote or abstain at his/her own discretion.

--------------------------------------------------------------------------------------------------------------------------
                                          RESOLUTION                                               FOR         AGAINST
                                                                                                 (Note 4)     (Note 4)
--------------------------------------------------------------------------------------------------------------------------

1. To approve the proposed revision of the annual cap for the financial year ending 31 December 2007 in relation to the continuing connected transactions under the comprehensive services agreement dated 15 November
     2004 entered into between the Company and Guangzhou Railway Group Yang
     Cheng Railway Industrial Company (CHINESE CHARACTERS) from RMB 260 million to RMB 389 million, and to authorise any one director of the Company to do all such further acts and things and execute all such further documents and take all such steps as he or she may consider necessary, desirable or expedient to implement and/or give effect to such revision.

--------------------------------------------------------------------------------------------------------------------------

2.   To approve, confirm and ratify the comprehensive services agreement dated 5
     November 2007 entered into between the Company and Guangzhou Railway
     (Group) Company (CHINESE CHARACTERS) (the "New GR Comprehensive Services
     Agreement"), the continuing connected transactions referred to therein, together with the proposed annual caps in relation to the continuing connected transactions for each of the three financial years ending 31
     December 2010, and to authorise any one director of the Company to do all such further acts and things and execute all such further documents and take all such steps as he or she may consider necessary, desirable or expedient to implement and/or give effect to the terms of the New GR
     Comprehensive Services Agreement, the related continuing connected transactions and/or the annual caps.

--------------------------------------------------------------------------------------------------------------------------

3. To approve, confirm and ratify the conditional comprehensive services agreement dated 5 November 2007 entered into between the Company and Guangzhou Railway Group Yang Cheng Railway Industrial Company (CHINESE
     CHARACTERS) (the "New YC Comprehensive Services Agreement"), the continuing connected transactions referred to therein, together with the proposed annual caps in relation to the continuing connected transactions for each of the three financial years ending 31 December 2010, and to authorise any one director of the Company to do all such further acts and things and execute all such further documents and take all such steps as he or she may consider necessary, desirable or expedient to implement and/or give effect to the terms of the New YC Comprehensive Services Agreement, the related continuing connected transactions and/or the annual caps.

--------------------------------------------------------------------------------------------------------------------------

4. To approve, confirm and ratify the conditional comprehensive services agreement dated 5 November 2007 entered into between the Company and Guangshen Railway Enterprise Development Company (CHINESE CHARACTERS) (the
     "New GS Comprehensive Services Agreement"), the continuing connected transactions referred to therein, together with the proposed annual caps in relation to the continuing connected transactions for each of the three financial years ending 31 December 2010, and to authorise any one director of the Company to do all such further acts and things and execute all such further documents and take all such steps as he or she may consider necessary, desirable or expedient to implement and/or give effect to the terms of the New GS Comprehensive Services Agreement, the related continuing connected transactions and/or the annual caps.

--------------------------------------------------------------------------------------------------------------------------

Date:____________________ 2007   Signature  ___________________________ (Note 5)

Notes:

1. Please fill in the number of shares in the Company registered in your name to which this proxy form relates. Failure to fill in the aforesaid number of shares will result in this proxy form being deemed to relate to all shares in the Company registered in your name.

2.   Full name(s) and address(es) must be inserted in BLOCK LETTERS.

3. If any proxy other than the chairman is preferred, strike out "THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING/" and insert the name and address of the proxy you intend to appoint in the space provided. A shareholder is entitled to appoint one or more proxies to attend and vote at the EGM. The proxy or proxies need not be a member of the Company. Any alteration made to this proxy form must be signed by the person who signs it.

4. IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLACE A "X" IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLACE AN "X" IN THE BOX MARKED "AGAINST". Failure to complete the above-mentioned boxes will entitle your proxy to cast your vote(s) or abstain at his/her discretion.

5. This proxy form must be signed by you or your attorney duly authorized in writing (in which case the written authority appointing such attorney has to be notarially certified) or, if the appointor is corporation, this proxy form must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized in writing.

6. To be valid, this proxy form, together with any notarially certified copy of the power of attorney or any other authority under which the proxy form is signed must be lodged at the Secretariat of the Board of Directors of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China not less than 24 hours before the commencement of the EGM or any adjournment thereof (as the case may be).

7. Completion and delivery of this proxy form will not preclude you from attending and voting at the EGM or any adjournment thereof should you so wish.